AO Partners I, L.P.

3033 Excelsior Blvd., Suite 560
Minneapolis, MN 55416

Phone: 612-843-4301
nickswenson@grovelandcapital.com

May 22, 2013

Mr. J. Bradley Wilson
Chairman of the Board
Air T, Inc.
P.O. Box 488
Denver, North Carolina 28037

Dear Brad,

Pursuant to our conversation, an amended proposal is presented below for the board's consideration.

I believe it is clear that shareholders want to see a reform of the Air T board, and I believe that acceptance of this proposal by the board would be well received by shareholders. The full board is copied here.

Since joining the board, I have sought to affect change by persuasion, patience and flexibility, and my preference is to reach an amicable agreement.

Amended Proposal

1) Raise the SRP ceiling to 20%.

2) The board of Air T defers to shareholders by submitting a binding proposal to shareholders at the upcoming annual meeting to approve the Rights Agreement, dated March 26, 2012 (commonly referred to as a "poison pill"), between the company and American Stock Transfer & Trust Company, LLC as rights agent. I will be allowed to include in the proxy statement a brief statement on why I plan to vote against approval of the poison pill, which will be in close proximity to the company's statement in favor of the poison pill, and will be as prominent as the company's statement. In order to increase the likelihood of a quorum, the Ratification of the Auditor would also be

included, as is standard, on the Proxy. The issue would be determined by a majority of the votes cast at the meeting.

3) Annual meeting held no later than August 30th, 2013.

4) Board reduced to seven members at the annual meeting.

5) Proxy ballot to include three director Nominees proposed by shareholders ("Shareholder Nominees").

6) Proxy ballot to include three director Nominees from the current board of directors ("Management Nominees").

7) Proxy ballot to include one mutually agreeable director Nominee that has the support of 2/3 of the shareholder Nominees and 2/3 of the management Nominees ("Unaffiliated Nominee").

8) The Nominating Committee is set at three directors—one Shareholder Nominee, one Management Nominee and the Unaffiliated Nominee.

9) Compensation Committee to be discussed.

10) Capital Allocation Committee. Establish a board-level committee that develops rigorous methods and makes recommendations regarding internal and external capital investment decisions; acting as a clearinghouse for the evaluation of possible uses of the company's excess capital; measuring and reporting on the capital required by each business unit; measuring the return-on-capital for each business unit; and generally seeking to inform the board and recommend to the board the highest return on capital actions that might be taken for the benefit of the company and its shareholders. Experienced capital allocation professionals preferred for this committee; committee comprised of two directors from Shareholder Nominees and one from Management Nominees.

11) The Charters of each committee clearly delineate the responsibilities of the committees and board.

12) Current board members George Prill and Sam Chestnutt become board members Emeritus. They are paid a stipend for their participation in major board meetings as non-voting observers.

13) Current board to consider and passes, if a majority of the board approves, a motion to sell the corporate aircraft as an immediate demonstration of shareholder-friendly capital allocation. Use the proceeds to either a) invest in an internal project or investment with 15%+ return on invested capital b)

repurchase stock or c) pay a special dividend. Lease an equivalent aircraft as needed, thereby keeping customer service at the same level.

I sincerely hope that we can come to a mutual agreement based on the terms provided above.

Regards,

Nick

Nick Swenson

NJS:ja

cc: Walter Clark, Chairman & CEO & Director

         John Parry, CFO & Director

         Bill Simpson, EVP & Director

         George Prill, Director

         Sam Chesnutt, Director

         Allison Clark, Director

         Dennis Wicker, Director

         John Gioffre, Director